

March 14, 2023

Kurtis J. Wolf
Managing Member
Hestia Capital Management, LLC
175 Brickyard Rd., Suite 200
Adams Twp, PA 16046

> **Re: Pitney Bowes Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Hestia Capital Partners, L.P. et al.**
> **Filed March 6, 2023**
> **File No. 001-03579**

Dear Kurtis J. Wolf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed by Hestia Capital Partners, L.P. et al.

General

1. We note disclosure on page 2 and elsewhere stating that "stockholders are permitted to vote for less than nine (9) nominees...." The proxy card states that if a shareholder votes for fewer than nine nominees, than the proxy card "will be voted only as directed." Please revise the disclosure in the Proxy Statement to be consistent with the proxy card.

In Our View, Mr. Lautenbach, Mr. Dutkowsky and Other Long-Serving Board Leaders Have Fostered Extremely Poor Governance, page 19

2. Please provide support for the statement that "[s]everal directors have interlocks, including multiple with ties to IBM (where Messrs. Lautenbach and Dutkowsky and Ms. Sanford worked for years)." To the extent you are able to provide support, please

supplement the disclosure to clarify the meaning of "interlocks" in the context of your statement.

Rebuild Management and Prioritize Human Capital , page 21

3.   Please provide support for the following statement "[t]hrough our due diligence, we have learned that the Company has many talented employees who are frustrated and poorly utilized."

Votes Required for Approval, page 38

4.   Please revise the sentence following the caption "*Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation*" to conform to what appears to be the correct standard disclosed in the fifth paragraph on page 35.

Stockholder Proposals, page 41

5.   Please remove the "(once effective)" in referencing to the universal proxy rules as the rules are in effect.

Form of Proxy Card, page i

6.   Please revise the proxy card for Proposal 4 to comply with Rule 14a-4(b)(5), which allows for "1, 2 or 3 years, or abstain" options for an advisory "say-on-pay" vote.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.